At a Special Meeting of Shareholders, held February 21, 2014, the shareholders of the portfolio voted for the following proposal:

To approve an Agreement and Plan of Reorganization providing for the sale of the assets of ClearBridge Aggressive Growth II Portfolio (Aggressive Growth
II), a series of Met Investors Series Trust (the Trust), to and the assumption of the liabilities of Aggressive Growth II by, the ClearBridge Aggressive Growth Portfolio, (Aggressive Growth), a series of the Trust, in exchange for shares of Aggressive Growth and the distribution of such shares to the shareholders of Aggressive Growth II in complete liquidation of Aggressive Growth II.

For		11,823,461.567
Against		475,209.272
Abstain		1,132,108.986
Total		13,430,779.825